UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-38430

OneSmart International Education Group Limited

2161 North Zhongshan Road

Putuo District, Shanghai

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change in Registrant’s Certifying Accountant

Resignation of Previous Independent Registered Public Accounting Firm

OneSmart International Education Group Limited (the “Company”) (NYSE: ONE) today announced that Ernst & Young Hua Ming LLP (“EY”) had resigned as the independent registered public accounting firm of the Company, effective October 12, 2021.

EY identified certain regulatory issues and corporate developments during the audit of the Company’s consolidated financial statements for the year ended August 31, 2021 that require further assessment with respect to the Company’s ability to continue as a going concern. As of the date of EY’s resignation, the Company was unable to provide additional information to EY to resolve these matters to their satisfaction. After the resignation of Mr. Honggang (Greg) Zuo, the Company’s former Chief Financial Officer (“CFO”), Chief Strategic Officer and Director, for personal reasons effective June 25, 2021, Mr. Eason Zhou, the Company’s Vice President of Finance, became the de facto CFO. Mr. Zhou had a serious health condition in August and his subordinates were not able to provide the requested information to EY on a timely basis, nor had the experience. Accordingly, EY had not completed their audit and consequently have not issued their audit report on our consolidated financial statements for the year ended August 31, 2021. Subsequently, Ms. Winnie Yuan was appointed as the senior director of finance in early November, and she and her team shall provide the requested information to the new auditors. To enhance the Company’s internal controls, the Company has reconstituted its board of directors and brought in experienced leadership, retaining Mr. Chee Jiong Ng as its new CFO, and Mr. Shengcong Ma as its new Chief Operating Officer. The Board and Audit committee are reviewing the structure of the Finance and Accounting Department, with the objective of hiring additional personnel in accordance with the new business plan, as well as designing and implementing an emergency plan in anticipation of potential policy changes, including pandemic outbreak, lockdown, and other remedial measures to make sure requested information will be provided to the independent auditors in a timely manner. The Audit committee will also be implementing new oversight initiatives, including quarterly meetings with the Auditor to identify significant infrequent and unusual transactions as well as ensure timely reporting.

The regulatory issues and corporate developments mentioned in the preceding paragraph that may significantly impact the Company’s operations and its ability to continue as a going concern, which required an assessment by the Company’s management, include:

* On July 24, 2021, the General Office of the CPC Central Committee and the General Office of the State Council of the PRC jointly issued the “Opinions on Further Alleviating the Burden of Homework and After-School Tutoring (“AST”) for Students in Compulsory Education Stage” (the “Opinion”), which contained high-level policy directives about requirements and restrictions related to after-school tutoring services.

* On September 7, 2021, to implement the directives of the Opinion, the Chinese Ministry of Education (“MOE”), together with two other government authorities, issued a circular requiring all academic AST institutions to complete registration as not-for-profit organization by the end of December 31, 2021.

* On October 12, 2021, the Company announced the approval by the board of directors of the Company of the suspension of all of the Company's subject-based off-campus tutoring education programs and learning centers in China, primarily due to challenges posed by the recent changes in the relevant regulatory landscape in China's private educational service industry and the resulting operational difficulties experienced by the Company.

By the time of EY’s resignation, the Company had not yet closed its accounting books and records, and had not yet prepared the relevant materials to support EY’s audit for the fiscal year ended August 31, 2021. By the time of EY’s resignation, the Company had not completed its assessment on the impact of the above regulatory measures on its operations and its ability to continue as a going concern.

EY’s audit report on the Company’s consolidated financial statements as of and for the year ended August 31, 2020 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the audit for year ended August 31, 2020, there was no disagreements, as defined in Item 16F (a)(1)(iv) of Form 20-F and the related instructions, between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of EY would have caused them to make reference thereto in their report on the consolidated financial statements for such year.

Engagement of New Independent Registered Public Accounting Firm

On December 9, 2021, upon the Audit Committee approval, the Company engaged Onestop Assurance PAC (“Onestop”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ended August 31, 2021.

During the two most recent fiscal years and through the subsequent interim period preceding Onestop’s engagement, the Company has not consulted with Onestop regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided that Onestop concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

As a result of the change, the Company does not expect to timely file its annual report on Form 20-F for the fiscal year August 31, 2021 by January 15, 2022, the required filing date.

Description of Current Business and Plans for New Businesses

Historically, the Company operated as one the leading providers of K-12 after-school education services in China which developed a comprehensive K-12 after-school education platform that primarily focused on young children mathematics training services and FasTrack English services through a nationwide network of 480 learning centers across 40 cities in China. The Company has three primary segments, i. e. OneSmart VIP, OneSmart Young Children Education and One Smart Online. On July 24, 2021, the General Office of Central Committee of the Communist Party of China and the General Office of the State Council jointly released Opinions on what they termed “Further Reducing the Burden of Homework and Off-campus Tutoring for Compulsory Education Students,” (the “Double Reduction Policy”), which basically requires suspension of all subject-based off-campus tutoring business targeting pre-school kids and K12 students. As a result, on October 12, 2021, the Company suspended all education programs and learning centers in China. OneSmart Young Children Education and One Smart Online segments have not been suspended. The pro-forma revenue and assets from One Smart Online for fiscal year ended August 31, 2021 are estimated to be approximately $15.7 million (unaudited) and $10.99 million (unaudited), respectively. The pro-forma revenues revenue and assets from One Smart Yong Children Education for fiscal year ended August 31, 2021 are estimated to be approximately $60 million (unaudited) and $109.8 million (unaudited), respectively. The Company expects the pro-forma revenue and assets from these two segments will be approximately 20% of the total revenue and 15% of the total assets, respectively, for the fiscal year ended August 31, 2021. These estimates are based on information available as of the date of this current report and our management’s current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these estimates. Since the suspension, the Company has been in active discussion with the Education Commission of Shanghai Municipality with regard to winding down of the suspended business and implementing its new business model.

The new business model takes many of the components not affected by the suspension and expands with new initiatives. The model consists of the following segments but will not include providing subject-based off-campus training and tutoring to pre-school kids or K-12 students in China. As such, the new business will not be adversely affected by the Double Reduction Policy. The Company has approximately 5000 employees to execute the new business model, outlined below:

1.

The Company plans to provide online education and tutoring services exclusively to students outside of China and will teach subjects such as Chinese language and mathematics, and provide overseas education preparation and planning services to students residing within China. The Company will also explore business opportunities relating to vocational education and training and family counseling.

2.

The Company has developed certain software technology to commercialize a smart student ID card (“Smart ID Card”). The Smart ID Cards are designed to track the students’ attendance in real time, and automatically notify administrators in the event of danger or odd behaviors of students.

3.

The Company also plans to build a smart training system incorporating virtual reality, artificial intelligence, blockchain and other technologies in order to facilitate the teaching and training process. If successfully developed and implemented, the smart training system is expected to enhance the immersion and interactivity of virtual reality and is suitable for many education and training scenarios.

The Company currently has cash and cash equivalent of approximately $41millin (unaudited), assets of approximately $109.9 million(unaudited).

Forward-Looking Statements

Certain statements in this current report may constitute “forward-looking statements” within the meaning of the federal securities laws, including, but not limited to, our expectations for future financial performance, business strategies or expectations for our business. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. the Company cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Words such as “may,” “can,” “should,” “will,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target,” “look” or similar expressions may identify forward-looking statements. Specifically, forward-looking statements may include statements relating to the Company’s:

•	expected pro forma revenue and assets;
•	ability to execute its business plan;
•	changes in the market for the Company’ products and services; and
•	expansion plans and opportunities.

These forward-looking statements are based on information available as of the date of this current report and our management’s current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, but not are limited to, the risk factors described by the Company in its filings with the Securities and Exchange Commission (“SEC”). These risk factors and those identified elsewhere in this current report, among others, could cause actual results to differ materially from historical performance and include, but are not limited to:

•	Chinese government’s policies and regulatory oversight of education services and our other planned operations;
•	the Company’s new business are still under development, with many uncertainties in the future direction and integration of these various business segments;
•	Failure to manage the new business effectively; and
•	other risks and uncertainties indicated in the Company’s SEC reports or documents filed or to be filed with the SEC by the Company.

Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and you should not place undue reliance on these forward-looking statements in deciding whether to invest in our securities. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneSmart International Education Group Limited

By :	/s/ Xi Zhang
Name :	Xi Zhang
Title :	Chairman of the Board of Directors and Chief Executive Officer

Date: January 5, 2022